UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15028

CHINA UNICOM (HONG KONG) LIMITED

(Exact name of registrant as specified in its charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

+852 2121 3220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing 10 ordinary shares

Ordinary shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)
Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.

China Unicom (Hong Kong) Limited (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in June 2000.

B.

The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

The Company’s securities were last sold in the United States in June 2000 in a registered offering under the Securities Act of 1933, as amended, pursuant to registration statements on Form F-1 (No. 333-11938) and Form F-6 (No. 333-11952), as amended.

Item 3.	Foreign Listing and Primary Trading Market

A.

The foreign exchange on which the Company has maintained a listing of its ordinary shares is The Stock Exchange of Hong Kong Limited (the “SEHK”) and such exchange constitutes the primary trading market for the Company’s securities.

B.

The Company was initially listed on the SEHK on June 22, 2000. The Company has maintained the listing of its ordinary shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

C.	The percentage of trading in ordinary shares that occurred in Hong Kong for the 12-month period from May 18, 2020 to May 17, 2021 (both dates inclusive) was 95.4%.

Item 4.	Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are May 18, 2020 and May 17, 2021.

B.

The average daily trading volume of the Company’s ordinary shares and American Depository Shares (“ADSs”) (when expressed in terms of the underlying ordinary shares) in the United States (both on-exchange and off-exchange) was 4,037,483 shares for the same 12-month period. The average daily trading volume of the Company’s ordinary shares (including those represented in the form of ADSs) worldwide was 87,620,709 shares for the same 12-month period.

C.

The average daily trading volume of the Company’s ordinary shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the period described in Item 4.A was 4.6%.

D.

The Company’s ADSs were delisted from the New York Stock Exchange (the “NYSE”) effective as of the beginning of the business on May 18, 2021. As of that date, the average daily trading volume of the Company’s ordinary shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the ordinary shares (including those represented in the form of ADSs) on a worldwide basis for the preceding 12-month period was 4.6%.

E.	The Company has not terminated a sponsored American Depositary Receipts facility relating to its ordinary shares.

F.	All trading volume information was obtained from Bloomberg L.P.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.

The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on May 28, 2021.

B.

The Company disseminated this notice in the United States through PR Newswire. In addition, this notice was posted on the Company’s website. The Company submitted a copy of the notice to the Securities and Exchange Commission under cover of a Form 6-K on May 28, 2021.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at https://www.chinaunicom.com.hk.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, China Unicom (Hong Kong) Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, China Unicom (Hong Kong) Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: May 28, 2021

CHINA UNICOM (HONG KONG) LIMITED

By:	/s/ Yung Shun Loy Jacky
Name: Yung Shun Loy Jacky
Title: Company Secretary